Exhibit 99.3

Trinity Biotech plc
Form of Proxy

For use at the Annual General Meeting to be held at IDA Business Park, Bray, County Wicklow, Ireland at 4:00 pm on September 29, 2021

I/We          ________________________________________________________________
                                                            (BLOCK LETTERS)

of          ________________________________________________________________
being a member/members of the above Company hereby appoint the Chairman of the Annual General Meeting

*or failing him  __________________________________________________________
as my/our proxy to vote for me/us on my/our behalf at the said meeting of the Company to be held at 4:00 pm September 29, 2021 and at any adjournment thereof.

I/We direct that my/our vote(s) be cast on each specified resolution as indicated by an X in the appropriate box below.

*If it is desired to appoint another person as proxy, these words should be deleted and the name and address of the proxy, who need not be a member of the Company be inserted.

RESOLUTIONS

Ordinary Business

	For	Against
1.    To review the affairs of the Company and consider the financial statements of the Company for the year ended December 31, 2020 together with the reports of the directors and statutory auditors thereon.
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2. To authorise the board of directors to fix the statutory auditors' remuneration.	☐	☐
3. To re-elect as a director Mr. Clint Severson who retires by rotation and, being eligible, offers himself for re-election.	☐	☐

Special Business

4.     To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That for the purposes of Section 1021 of the Companies Act 2014, the directors be and are generally and unconditionally authorised to exercise all the powers of the Company to allot and issue relevant securities (as defined by Section 1021 of that Act (including, without limitation, any treasury shares, as defined by Section 106 of that Act)) up to a maximum amount of the number of authorised but unissued relevant securities in the capital of the Company from time to time and for the time being. The authority hereby conferred shall expire five years after the date of this resolution unless previously renewed, varied or revoked by the Company.  The Company may make an offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after this authority has expired and the directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired.”

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5.    To consider and, if thought fit, pass the following resolution as a special resolution:

“That, if Resolution 4 above is passed, the directors be and are empowered pursuant to section 1023 of the Companies Act 2014 to allot equity securities (as defined by section 1023 of the Companies Act 2014) for cash pursuant to the authority conferred on the Directors of the Company by Resolution 4 above as if section 1022 of the Companies Act 2014 did not apply to any such allotment. The power hereby conferred shall expire at the close of business on the day five years from the date upon which the resolution is passed unless previously renewed, revoked or varied; provided that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the power hereby conferred had not expired.”

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6.    To consider and, if thought fit, pass the following resolution as a special resolution:

"That the Company and/or any subsidiary (as defined by Section 7 of the Companies Act 2014) of the Company be generally authorised to make overseas market purchases (as defined by Section 1072 of that Act) on the National Association of Securities Dealers Automated Quotation Market (“NASDAQ”), of "A" Ordinary Shares of US$0.0109 each issued in the capital of the Company (the "Share(s)") and/or American Depositary Receipts evidencing the Shares, on such terms and conditions and in such manner as the directors may determine from time to time but subject, however, to the provisions of the Companies Act 2014, the Articles of Association of the Company and to the following provisions:

a.     the maximum number of the Shares (or Shares evidenced by American Depositary Receipts) authorised to be acquired pursuant to this resolution shall not exceed 25% of the Shares in issue of the Company as at the close of business on the date of the passing of this resolution;
b.     the minimum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by American Depositary Receipts) shall be an amount equal to the nominal value of that Share; and
c.     the maximum price (exclusive of taxes and expenses) which may be paid for a Share (or per Share evidenced by American Depositary Receipts) shall be an amount equal to 110% of the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares evidenced by American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Share is purchased.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with the provisions of Section 1074 of the Companies Act 2014. The Company and/or any subsidiary of the Company may, before such expiry, enter into a contract for the purchase of Shares and/or American Depositary Receipts which would or might be executed wholly or partly after such expiry and may complete any such contract as if the authority conferred hereby had not expired."

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7.    To consider and, if thought fit, pass the following resolution as a special resolution:

"That, for the purposes of Section 1078 of the Companies Act 2014, the re-allotment price range at which Shares and/or American Depositary Receipts held as treasury shares (as defined by Section 106 of that Act) ("Treasury Shares") may be re-allotted off-market shall be as follows:

a. the maximum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 115% of the Relevant Price; and
b. the minimum price (exclusive of expenses) at which a Treasury Share may be re-allotted off-market shall be an amount equal to 85% of the Relevant Price.

For the purposes of this resolution, the expression "the Relevant Price" shall mean the average of the NASDAQ official close price of the Shares (being appropriately adjusted to reflect the number of Shares evidenced by American Depositary Receipts) for the period of ten business days immediately preceding the day on which the Treasury Share is re-allotted.

The authority hereby conferred shall expire at the close of business on the date which is eighteen months after the date of passing this resolution unless previously revoked, varied or renewed in accordance with and subject to the provision of the said Section 1078."
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Unless otherwise indicated, the proxy will vote, or may abstain from voting, on any business coming before the Annual General Meeting or any adjournment or postponement thereof as he thinks fit.

Dated this                     day of                         2021

Signature

Notes

1.    Any member entitled to attend and vote at this meeting may appoint a proxy who need not be a member of the Company to attend, speak and vote in his/her place.  Completion of the enclosed form of proxy will not affect the right of a member to attend and vote at this meeting in person.

2.    To be valid, forms of proxy duly signed together with the power of attorney or such other authority under which they are signed (or a notarially certified copy of such power or authority), must be lodged with the Company Secretary (c/o Computershare Investor Services Ireland, 3100 Lake Drive, Citywest Business Campus, Dublin 24, D24 AK82, Ireland) not later than September 27, 2021 at 4:00 pm (or in the case of an adjournment, 48 hours before the time appointed for the holding of the meeting).

3.    Only shareholders on the register of members at the close of business on September, 27 2021, the record date for the Annual General Meeting, are entitled to vote at the Annual General Meeting or any adjournment or postponement thereof.

4.    Section 186(b) of the Companies Act 2014 requires that at the annual general meeting of a company, the members review the affairs of the Company. The Company will continue the practice of making a presentation on the Company’s affairs at the Annual General Meeting which, together with the consideration by shareholders of the directors’ report and financial statements for the year ended December 31, 2020 will allow shareholders to review the affairs of the Company.

5.    In accordance with Section 1072 of the Companies Act 2014, except where specified, each of Resolution 6 and Resolution 7 shall apply equally to American Depositary Receipts as each of them applies to the Shares.

6.    Voting on each of the resolutions will be decided on a poll. This means that shareholders who do not attend the Annual General Meeting in person but have validly submitted a form of proxy will have their votes taken into account according to the number of shares they hold.

7.     Where used in this Notice the expression “American Depositary Receipt” means an American depositary receipt evidencing one or more American depositary share(s), each of which in turn represents four Shares.

8.	All references to time in this Notice are to Irish Standard Time (as set out in the Standard Time Act 1968 and the Standard Time (Amendment) Act 1971).

9.
In light of COVID-19, we strongly encourage our shareholders to vote by proxy in advance of the meeting. Depending on concerns about and developments relating to COVID-19, the Board could determine to change the date, time and/or format of the meeting, subject to Irish law requirements. Any such determinations and changes will be made and communicated in accordance with Irish law and related requirements. The Company will be obliged to comply with any legal restrictions that are imposed as a consequence of COVID-19 and that affect the meeting.